August 3, 2004

Alpharma Announces Second Quarter 2004 Results

Full Year Outlook Reduced

Fort Lee, NJ   August 3, 2004   Alpharma Inc. (NYSE:ALO), a leading global generic pharmaceutical company, today announced diluted earnings per share ("""DEPS""") of $0.01 for the second quarter of 2004. These results include a previously announced pre-tax impairment charge of $9.5 million ($0.13 DEPS) related to the sale of the aquatic operations of the Animal Health business and charges of $1.9 million or ($0.03) DEPS related to the prepayment of debt. Excluding these items, DEPS for the quarter was $0.17. The company exceeded its breakeven guidance for the quarter due to higher than expected income related to metformin hydrochloride extended release tablets ("""metformin ER""") and stronger than anticipated performances in the company'''s Active Pharmaceutical Ingredients ("""API""") and Animal Health businesses. U.S. generic sales continued to be negatively impacted by pricing pressure and compliance related production issues.

Second quarter 2004 net revenues were $316 million, a decrease of 5% versus 2003. Excluding the impact of foreign currency, revenues declined 7%. This revenue decline was due primarily to lower U.S. Human Pharmaceuticals revenues partially offset by higher revenues in the company'''s API and Animal Health businesses.

Free cash flow was a negative $1.4 million in the quarter and positive $49.3 million for the first six months of 2004. Free cash flow is based on reported operating cash flow less capital expenditures and dividend payments. The company uses free cash flow as a measurement of funds available to service debt. The company has reduced debt from $817 million at December 31, 2003 to $737 million at June 30, 2004.

"""Our U.S. generic business, without the benefit of new product launches, is being negatively impacted by increased market pressure on generic pricing and product availability issues related to our compliance improvement efforts. As a result, we have reduced our expectations for U.S. generic revenues in 2004,""" commented Ingrid Wiik, Vice Chairman, President and Chief Executive Officer of Alpharma. """In the second half of 2004, we will continue to focus on key critical areas for long term growth. We are aggressively executing on our cGMP improvements according to plan in order to obtain FDA approvals for new products at our Elizabeth solid dose site. We will continue our increased investment in research and development in order to strengthen our global generic new product pipeline, and we will drive Kadian® script growth with a significant sales force expansion."""

Sale of Aquatic Operations

On July 22, 2004, the company completed the sale of the aquatic operations of its Animal Health business to an employee group. The aquatic operations, which are headquartered in Oslo, Norway, primarily manufacture and market vaccines primarily for use in immunizing farmed fish worldwide. The sales price of this transaction was $3.9 million. In addition, the agreement includes potential future payments to Alpharma based on future aquatic earnings and the assumption of certain liabilities by the buyer. The company recorded a pre-tax, non-cash loss on asset impairment of $9.5 million (diluted earnings per share of $0.13) in the second quarter of 2004 related to this sale. Full year 2003 revenues related to the aquatic operations were $15.0 million with an operating loss of $4.3 million.

Second Quarter 2004 Business Review

Human Pharmaceuticals

U.S. Pharmaceuticals ("""USHP"""): USHP second quarter revenues of $118.9 million decreased $13.5 million or 10% compared to 2003. Second quarter segment revenues include income of $8.8 million related to the 2003 agreement with Ivax Corporation for metformin ER. This income is classified as """Other Income""" in the consolidated statement of operations, but for segment reporting purposes, is included in USHP operating results. Excluding this income, USHP revenues declined 17%.

Sales of generic products declined $11 million, excluding metformin ER, driven by pricing pressure. The company'''s cGMP improvement activities in the Elizabeth facility also had a negative impact on certain generic solid dose product availability.

As expected, Kadian® sales were $12 million lower than year ago levels due to high revenues in the second quarter of 2003 following a quarter (first quarter of 2003) of reduced sales due to product shortages. Kadian® second quarter script levels increased 9% over first quarter 2004 levels and the company is currently implementing a significant expansion of its sales force to promote future growth of this brand.

USHP reported an operating loss of $1.6 million in the second quarter compared to operating income of $7.1 million in the second quarter 2003. The decline in operating results is due to lower generic and Kadian® sales as well as increased R&D expense. These items were partially offset by income related to the metformin ER agreement and reduced external spending related to FDA improvement efforts.

International Generics ("""IG"""): Revenues were $97.0 million in the quarter, unchanged versus last year'''s second quarter. Excluding positive currency impacts, revenues decreased 6% due to increased pricing pressure and lower new product sales in 2004. IG operating margins decreased to 8.5% in 2004 compared to 10.2% in 2003.

Active Pharmaceutical Ingredients ("""API"""): API second quarter revenues increased approximately 13% to $40.3 million, compared to $35.7 million in the second quarter of 2003. Excluding the impact of currency, revenues grew 12% due to increased volume. This business'''s operating margins remained strong at 56.1%, but declined from 62.2% a year ago due to product mix.

Animal Health ("""AHD""")

Revenues increased 3.9% to $71.5 million compared to $68.8 million in 2003 due to strong poultry sales partially offset by softer demand in the livestock segment. Excluding the impact of foreign currency, revenues grew 2.5%. Operating margins, excluding asset impairments, increased to 7.4% in 2004 versus 4.4% in 2003 reflecting cost reductions, productivity initiatives and product mix.

Second Quarter Comparison of Other Consolidated Income Statement Items

Interest expense and amortization of debt issuance costs decreased $1.2 million year-to-year due to decreased debt levels, lower interest rates, and reduced amortization. The debt level at the end of the second quarter of 2004 was $737 million versus $892 million at the end of the second quarter of 2003.

A loss on extinguishment of debt of $1.9 million was recorded in the second quarter of 2004 due to the prepayment of certain long-term debt.

Other income (expense) was $13.0 million of income in 2004 compared to $1.2 million of income in 2003. The 2004 income includes income of $8.8 million from the metformin ER agreement. Under this agreement, Ivax and Alpharma shared profits on all Ivax sales during the 180-day exclusivity period of metformin ER. This exclusivity period expired in May 2004. Other income (expense) in 2004 includes $6.0 million of income related to certain asset sales and ($1.4) million of foreign currency losses.

Excluding the impairment charge related to the sale of the aquatics business, the effective income tax rate was 27% in the quarter.

cGMP Compliance Status

The FDA completed an inspection of the company'''s Elizabeth solid dose site in December 2003 and advised the company that, as a result of this inspection, product approvals relating to the Elizabeth site will be withheld pending a successful follow-up inspection. The company has no control over the timing of this follow-up inspection. Major elements of the FDA compliance enhancement plan have been completed and the company expects an FDA re-inspection in the upcoming months.

Over the past year, the company has significantly reduced the number of products produced at its Baltimore liquid dose plant in order to focus on improving compliance. The FDA re-inspected this site in January 2004 and noted significantly fewer observations than in their previous inspection. The company expects to complete the major elements of the FDA compliance remediation plan in Baltimore by the end of 2004.

The FDA performed a general cGMP and two new product pre-approval inspections at the company'''s Lincolnton site in July 2004 and issued no observations.

Research and Development ("""R&D""")

In 2003, significant U.S. Human Pharmaceuticals R&D resources were diverted to FDA compliance enhancement efforts resulting in a decline in new ANDA filings. The company has initiated a program of increased investment in R&D in 2004 in order to strengthen the company'''s human pharmaceutical product pipeline. Total R&D spending increased 45% in the second quarter of 2004 compared to year ago levels and is expected to increase over 25% for the full year in order to support an increase in ANDA filings to 10 in 2004. R&D expense for the first six months of 2004 was $38 million versus $30 million a year ago, and full year R&D expense in 2004 is expected to be approximately $80 million compared to $63 million in 2003. The company'''s target over time is 15 - 20 ANDA filings annually. In addition to strengthening the global generic pipeline, the increased R&D spending levels will also support new product activity in the branded and API businesses.

Outlook

In the third quarter of 2004, the company expects breakeven results reflecting the continued downward pressure on USHP results due to reduced generic sales. Third quarter 2004 USHP revenues are expected to be significantly lower than the prior year due to expected reductions in wholesaler inventory levels.

The company'''s current guidance range for full year 2004 DEPS is $0.45 to $0.55. This guidance includes approximately $0.15 related to the launches of new U.S. solid dose generic products, which are dependent on a successful FDA re-inspection of the Elizabeth site and subsequent FDA approvals of new products. Guidance for the second half of 2004 also includes a significant increase in branded scripts driven by a sales force expansion, continued strong revenues and margins in API, and normal seasonality in AHD. Previous guidance for 2004 was DEPS in the range of $0.80-0.90. The company'''s previous guidance assumed second half U.S. generic revenues to increase by approximately 5% over the second half of 2003. The company now expects U. S. generic revenues to decline approximately 15% in the second half of 2004 versus the second half of 2003 due to volume declines and continuing price declines. The current 2004 guidance excludes the impact of any potential gabapentin launch.

The company is revising its 2004 free cash flow estimate from $75 million to $35 million, reflecting the reduced earnings outlook and additional inventory investments due to the purchase of raw material and the production of finished product related to a planned gabapentin launch. In 2004, the company expects to comply with its debt covenants, which have recently been amended to increase covenant flexibility.

The earnings estimate for 2004 is based upon results from continuing operations and assumes the ability to operate the Baltimore and Elizabeth plants at presently estimated production levels. Assumptions inherent in the company'''s outlook could be impacted by future FDA actions or new information acquired as the company continues to implement its corrective action plans. The outlook assumes no major changes in the company'''s key markets. It also excludes charges for workforce reductions and any future non-operating transactions or events, which in certain instances could be dilutive.

Presentation of Information in this Press Release

In an effort to provide investors with additional information regarding Alpharma'''s results as determined by U.S. Generally Accepted Accounting Principles (GAAP), the company also discloses certain non-GAAP information which management utilizes in its analysis of its business and which it believes also provides useful information to investors. Within this press release, the company has disclosed the impact of impairment charges and debt prepayment charges on DEPS. The company discloses these items to assist the reader in understanding the impact of these charges on the company'''s financial results and the earnings generated by operations that the company believes can be more meaningfully compared with prior periods and forecasts.

Statements made in this release include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, including those relating to future financial expectations, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other significant potential risks and uncertainties not discussed herein may be found in the Company'''s filings with the Securities and Exchange Commission including its Form 10-K/A for the year ended December 31, 2003.

Alpharma press releases are also available at our website:http://www.alpharma.com.

Alpharma Inc. (NYSE: ALO) is a global generic pharmaceutical company with leadership positions in products for humans and animals. Uniquely positioned to expand internationally, Alpharma is presently active in more than 60 countries. Alpharma is a leading manufacturer of generic pharmaceutical products in the U.S., offering solid, liquid and topical pharmaceuticals. It is also one of the largest suppliers of generic solid dose pharmaceuticals in Europe, with a growing presence in Southeast Asia. Alpharma is among the world'''s leading producers of several important pharmaceutical-grade bulk antibiotics and is internationally recognized as a leading provider of pharmaceutical products for poultry, swine and cattle.

If you would like to receive Alpharma press releases via email please contact: investorrelations@alpharma.com.

Alpharma management will hold a conference call to discuss second quarter 2004 results at 8:30 A.M Eastern Standard Time on August 4, 2004. A presentation which management will refer to on the call is available at www.Alpharma.com. The call will be open to all interested parties and may be accessed by using the following information:

CONFERENCE CALL ACCESS

Domestic Dial In: (800) 374-0147
International Dial In: (706) 634-5431
Conference ID: 8733349

Investors can access the call in a """listen only""" mode via the Internet at http://www.streetevents.com or http://www.companyboardroom.com.

In addition, for those unable to participate at the time of the call, a rebroadcast will be available following the call from Wednesday, August 4, 2004 at 12:00 PM Eastern Standard Time until Wednesday, August 11, 2004 at midnight. The rebroadcast may be accessed on the Internet at http://www.streetevents.com or by telephone using the following information:

REBROADCAST ACCESS
Domestic Dial In: (800) 642-1687
International Dial In: (706) 645-9291

Participant Code: 8733349

# # #

Alpharma Inc.
Consolidated Statement of Operations
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Total revenue	$315,975	$333,018	$627,636	$635,255
Cost of sales	187,702	194,173	381,369	369,889
Gross profit	128,273	138,845	246,267	265,366
Selling, general and administrative expenses	91,619	90,467	190,575	174,655
Research and development	22,769	15,670	38,466	30,375
Asset impairments and other - Aquatics	9,474	--	9,474	__ --
Operating income	4,411	32,708	7,752	60,336
Interest expense and amortization of debt issuance costs	(14,632)	(15,875)	(29,127)	(32,837)
Loss on extinguishment / conversion of debt	(1,934)	(28,408)	(2,795)	(29,100)
Other income (expense), net	13,009	1,193	20,720	1,882
Income (loss) from continuing operations before income taxes	854	(10,382)	(3,450)	281
Provision (benefit) for income taxes	260	(6,032)	(903)	(3,112)
Net income (loss) from continuing operations	594	(4,350)	(2,547)	3,393
Discontinued operations, net of tax	____--	(475)	____--	(985)
Net income (loss)	$ 594	$(4,825)	$(2,547)	$2,408

Average common shares outstanding: Basic Diluted	52,005 52,518	51,568 51,568	51,949 51,949	51,508 51,967

Earnings (loss) per common share: Basic
Net income (loss) from continuing operations	$ 0.01	$ (0.08)	$(0.05)	$0.07
Loss from discontinued operations	--	(0.01)	--	(0.02)
Net income (loss)	$ 0.01	$ (0.09)	$(0.05)	$0.05
Diluted
Net income (loss) from continuing operations	$ 0.01	$ (0.08)	$(0.05)	$0.07
Loss from discontinued operations	--	(0.01)	--	(0.02)
Net income (loss)	$ 0.01	$ (0.09)	$(0.05)	$0.05

Dividends per common share	$0.045	$0.045	$ 0.09	$0.09

ALPHARMA INC.

Operating Results by Segment (Unaudited)

(in millions)

Three Months Ended June 30,	Revenues		Operating income (loss)
	2004	2003	2004	2003

U.S. Pharmaceuticals	$118.9*	$132.4	$(1.6)*	$ 7.1

International Generics	97.0	97.0	8.2	9.9

Active Pharmaceutical Ingredients	40.3	35.7	22.6	22.2

Total Human Pharmaceuticals	256.2	265.1	29.2	39.2

Animal Health	71.5	68.8	(4.2) **	3.0

Unallocated and Eliminations	(11.7)	(0.9)	(20.6)	(9.5)

Total	$316.0	$333.0	$ 4.4	$32.7

* Includes income from the metformin ER agreement

** Includes asset impairments related to the sale of the Aquatics business of $9.5 million

Six Months Ended June 30,	Revenues		Operating income (loss)
	2004	2003	2004	2003

U.S. Pharmaceuticals	$232.5	$256.5	$(5.9)	$17.5

International Generics	187.8	180.6	11.6	17.7

Active Pharmaceutical Ingredients	74.0	66.5	40.9	39.1

Total Human Pharmaceuticals	494.3	503.6	46.6	74.3

Animal Health***	156.0	135.8	--	5.6

Unallocated and Eliminations	(22.7)	(4.1)	(38.8)	(19.6)

Total	$627.6	$635.3	$7.8	$60.3

*** In 2004 includes Wynco revenues of $19.2 million and an operating loss of $0.1million and asset impairments related to the sale of the Aquatic business of $9.5 million

ALPHARMA INC.

Consolidated Condensed Balance Sheet

(In thousands)

	June 30, 2004 (unaudited)	December 31, 2003
Current assets	$ 684,478	$ 692,991
Non-current assets	1,572,203	1,636,277
Total assets	$2,256,681	$2,329,268

Current liabilities	$391,816	$ 358,271
Long-term debt: Senior Subordinated notes	537,631 160,328	600,696 181,553
Deferred taxes and other	58,671	56,759
Stockholders''' equity	1,108,235	1,131,989
Total liabilities and stockholders''' equity	$2,256,681	$2,329,268